Exhibit 99.1

Brookfield Asset Management

PRESS RELEASE

Brookfield Proposes to Acquire Rouse Properties, Inc. for $17.00 per share

Rouse shareholders would receive a 26% premium to current trading price and a 19% premium to 30-day volume-weighted average trading price

Brookfield, News, January 19, 2016 - Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A; Euronext: BAMA), on behalf of a real estate fund managed by Brookfield, today announced that the fund has made a proposal to acquire the common shares of Rouse Properties, Inc. (“Rouse”) (NYSE: RSE) for $17.00 in cash per share. As part of the transaction, Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) would retain the Rouse shares that it currently owns.

The proposed price represents a premium of 26% to the closing price of Rouse shares on January 15, 2016, and a 19% premium to the 30-day volume-weighted average trading price of Rouse shares.

“Our offer provides an attractive opportunity for Rouse shareholders to realize a significant premium to recent public market pricing,” said Brian Kingston, CEO of Brookfield Property Group.

Brookfield presented its proposal to the Board of Directors of Rouse on January 16th. Consummation of the transaction would be subject to Brookfield and Rouse executing mutually acceptable definitive agreements. There is no assurance that the Board will approve a transaction with Brookfield or that a transaction will be consummated.

Brookfield Asset Management

Brookfield is a leading global alternative asset manager with over $200 billion of assets under management. We have over a 100 year history of owning and operating real assets with a focus on property, renewable energy, infrastructure and private equity.

We offer a range of public and private investment products and services which leverage our expertise and experience, and provide us with a distinct competitive advantage in the markets in which we operate. Brookfield has 700 investment professionals and 30,000 operating employees in 20 countries around the world. Further information is available at www.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

For more information, contact:

Media:	Investors:
Andrew Willis	Matthew Cherry
Communications and Media	Investor Relations
Tel: (416) 369-8236	Tel: (212) 417-7488
Fax: (416) 363-2856	Fax: (212) 417-7199
Email: andrew.willis@brookfield.com	Email: matthew.cherry@brookfield.com